EXHIBIT 17.2

Bruce Lisman

                             August 24, 2009

Central Vermont Public Service Corporation
77 Grove Street
Rutland, VT  05701
Attention:  President and Corporate Secretary

Dear Sir/Madam:

I hereby resign as (i) a Director of Central Vermont Public Service Corporation (the "Company") and (ii) a member of the Company's Corporate Governance Committee and Compensation Committee.  This resignation is effective as of the date hereof.

   /s/ Bruce Lisman
Bruce Lisman